Exhibit 6.19

AQUA QUEST INTERNATIONAL, INC. JOINT VENTURE WITH DENNISON BREESE

NOW COME THE parties, Aqua Quest International, Inc. (Aqua Quest) and Dennison Breese, who intend to enter into a profitable venture as both parties are in this transaction to make money and are not intending to turn this into a charitable undertaking.

That Dennison Breese, has previously held an Admiralty Claim on a vessel near Cape Fear, North Carolina, but said Admiralty Claim has been allowed to expire.

That Dennison Breese has taken dives onto the sunken vessel and claims there is a ship with 4 holds filled with high grade copper ore, one hold which is unobstructed and ready for salvage and resource recapture.

The ship is purported to be sitting in approximately 110 feet of water, having cargo of copper based minerals of purported 20-25% copper ore with other trace minerals including minor traces of silver and gold.

Aqua Quest International, Inc, has the vessel, the "Aqua Quest" and the experience to undertake such a salvage operation, but can not guarantee that its capacities will allow it to profitably move to salvage and recover the available copper ore, as it is using the representations of Dennison Breese to undertake this joint venture.

After 2 to 5 deck loads are recovered and sold, Aqua Quest expects to have worked out most of the logistical issues and will then look to move to increase the capacity of the recovery work by either obtaining a barge or another vessel to expand the recovery speed.

This is a for profit venture and parties understand that Aqua Quest is not sitting on some large capital position and the enterprise needs to be self sustaining and able to be operated in a safe manner. If at any time, Aqua Quest finds the enterprise and efforts are not worth the financial effort or if the activities needed to recover and salvage the purported mineral resources are too dangerous, then Aqua Quest may give notice to Dennison Breese of its intent to abandon the project, and as part and parcel of said abandonment shall make final calculations and accounting to Dennison Breese and will quitclaim any and all rights to the admiralty claim and any rights to any salvage profits to Dennison Breese, with mutual releases to be given to each party as part of the abandonment and quitclaim of the admiralty claim.

Dennison Breese will have his Admiralty Lawyer, Stevenson L. Weeks, of the law firm Wheatly, Wheatly, Weeks and Lupton, in Beaufort, North Carolina refile the Admiralty Claim which has expired, said claim to be filed in the name of "Florida Yacht Towing, LLC" a Florida entity, when filed. The filing will be made as the vessel, the Aqua Quest, tenders a sample of the cargo to be recovered, or soon thereafter.

The financial arrangements are for the gross revenue to be split into three parts, with one third to Dennison Breese, two thirds to Aqua Quest International, Inc. From the first recovery trip if successful and profitable, then Aqua Quest will be reimbursed for its expenses and the remaining gross revenue from the recovery per trip will be split with one third(l/3) to Dennison Breese and two thirds(2/3) to Aqua Quest International, Inc.(for conducting salvage and providing the start up capital).

Said expenses shall include, but not be limited to: Salary for Captain Robert Mayne and Dennison Breese, of $1,000.00(One Thousand Dollars) each per week(while under recovery operations); crew and divers pay; food and fuel; bags for holding and transporting ore; rent for pumps, lines and misc. expendables; legal fees/costs; marketing fees; port costs such as container loading, etc; and other normal and reasonable fees for such an undertaking.

Dennison Breese has made various representations and Aqua Quest International, Inc, is making this agreement based on these representations. Dennison Breese states that he has taken various dives to the vessel and it has 4 holds full of cargo consisting of minerals, mostly copper, at a 20-25% purity rate, with some trace metals including silver and gold. That he has tested samples he has brought up to the surface. That he, Dennison Breese, has observed that one of the four holds is clear of any obstacles and is able to be salvaged and recovered with no need to remove any steel or other items. The other three holds have some steel obstructions which will require removal prior to salvage and recovery. Dennison Breese represents that the vessel appears to be a vessel from World War 2 and that to his knowledge there are no Lloyd's of London, nor other merchant insurance claims that can be placed against any recovery. Dennison Breese has represented and believes there is about four thousand tons of high grade copper ore in the vessel, although he has not done a definitive survey as to the actual total amount on the sunken ship to be salvaged.

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Aqua Quest International, Inc, shall have the right, but not the responsibility to film any and all activities surrounding the joint venture and will be responsible for all expenses for such, if any, and will keep all benefits and rewards if any. Aqua Quest will not be able to place any of its filming or videotaping expenses into this joint venture and may not incur expenses for this joint venture from said filming and will indemnify Dennison Breese from any expenses that may occur from said filming. Dennison Breese will cooperate with any minor logistics or releases, if needed, but will be compensated for said cooperation in addition to any profits from this joint venture, said compensation to be no greater than the standard SAG rate for talent in a low budget independent production.

The parties agree to cooperate and work together to make this a profitable venture and undertaking, but as happens from time to time, if the parties come to an impasse where the work is no longer possible in a cooperative manner and the parties can not agree to a reasonable close out of this agreement, the parties agree to a three step process. In the first step, the parties agree to non binding mediation, where the parties shall split the cost of the mediator, and both parties will agree to the mediator, or if not then each party shall name their chosen mediator and the two mediators will decide which mediator will handle the first mediation. If the mediation is inconclusive, then the parties will move to have a second mediation. If that mediation is not conclusive, then the parties agree to binding arbitration in the USA, in North Carolina, and the arbitration shall abide by USA ABA standards, and the ruling shall be final and binding on both parties, and either party can move to have a local court or federal court enforce the arbitration ruling.

This joint venture is for this transaction only. Although there have been discussions of other vessels that might be available for recovery and salvage operations, this agreement is only for this one vessel and this one transaction. Nothing in this agreement shall bleed into any other activities of either parties and any other activities will only be binding if there is an express written agreement in respect to any other joint ventures or activities. Nothing in this agreement requires either party to continue working together beyond this joint venture.

The expected starting time of this joint venture is expected to be sometime towards the middle of July 2012 or soon thereafter, weather permitting. It is expected that the total amount of time needed to complete this venture is less than 6(six) months and may take as little as 2(two) months if conditions are opportune. Nothing in this agreement requires Aqua Quest to continue operations if the weather conditions do not permit, or if any other external items prevent the safe excavation, recovery and salvage of the vessel in this joint venture.

Both parties agree that any difficulties with weather or other factors affecting the safe and profitable operations for the recovery of the materials in the vessel in question shall be mitigated and both parties agree to cooperate in the time frame expected to insure a safe and profitable operation of this joint venture.

Agreed to this  3  day of May, 2012.

Captain Robert  Mayne,Jr, for

Aqua Quest International, Inc.

STATE OF MA

COUNTY OF Barnstable

I HEREBY CERTIFY that on this day, before me, an officer duly authorized in the state and county aforesaid to take acknowledgments personally appeared ROBERT MAYNE, JR who is personally known to me or who has produced Florida Drivers License as identification and who executed the foregoing instrument and HE acknowledged before me that HE executed same IN HIS DUTIES AS REPRESENTATIVE AND OFFICER OF AQUA QUEST INTERNATIONAL, INC.

WITNESS my hand and official seal in the county and state aforesaid this 3rd day of July, 2012.

/s/ Ingrid Holmes

Notary Public

Print Name Ingrid Holmes

My Commission expires 7-23-2015

/s/ Dennision H. Breese

DENNISON BREESE

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STATE OF NORTH CAROLINA

COUNTY OF CARTERET

I HEREBY CERTIFY that on this day, before me, an officer duly authorized in the state and county aforesaid to take acknowledgments personally appeared DENNISON BREESE who is personally known to me or who has produced personally known as identification and who executed the foregoing instrument.

WITNESS my hand and official seal in the county and state aforesaid this 5 th day of JULY, 2012.

/s/Lisa Mitchell

Notary Public

Print Name Lisa Mitchell

My commission expires 5/29/2016

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